ALLIED GOLD LIMITED

CORPORATE PRESENTATION

MERRILL LYNCH EMERGING GOLD PRODUCERS CONFERENCE
APRIL 2009

Presented by Frank Terranova – Chief Financial Officer





Cautionary Statement

Forward-Looking Statements

- *This press release contains forward-looking statements concerning the projects owned by Allied.*
- *Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.*
- *Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*
- *Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

Not an offer of securities or solicitation of a proxy

- *This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.*
- *Any offer will be made only through an information circular or proxy statement or similar document.*
- *Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.*
- *Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

Competent Person's Statement

The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Directors and Key Management

Directors:

Mark Caruso – Executive Chairman
Monty House – Non Executive Director
Tony Lowrie – Non Executive Director
Greg Steemson – Non Executive Director
Frank Terranova – Executive Director

Key Management:

Peter Torre – Company Secretary
Ross Hastings – GM Resource Development
Peter Du Plessis – GM Simberi Gold Project
Phil Davies – Chief Geologist
William Searson - Consultant Community Relations

Shareholders (as at 31 March 2009)

Ordinary shares on issue:	472,643,276
Options (unlisted) on issue:	48,832,688
Market capitalisation:	A$200,873,392
Top 20 Shareholders (beneficial):	61.36%

Substantial shareholders:

- M & G Investment Management	19.85%
- Baker Steel Capital Managers	5.92%
- Capital Research Global Investors	5.51%
- Other global institutional investors (<20)	25.5%
- Barrick Gold Corporation	4.07%
- Mineral Commodities Limited	3.29%
- Mark Victor Caruso and associates	1.57%

Geographic breakdown:


% ownership
60%
40%
20%
0%
Australia
UK
USA
Other

The Allied Gold Approach

- Identify under developed assets with embedded long term value
  - Risk management focus
  - Project delivery focus

- Self sustaining approach
  - Ownership of drill rigs and ocean vessel
  - Mix of owner operated and contractor equipment
  - Aircraft charter (Implementation in progress)

- Experience in landowner and stakeholder relationships
- Outcomes focused culture
- Encourage innovation


ALLIED GOLD PRECINCT
RING OF FIRE
GRASBERG
>52Moz
FRIEDA RIVER
9Moz
TABAR
ISLANDS
LIHIR
>40Moz
WILD DOG
PANGUNA
16Moz
PAPUA
NEW GUINEA
SOLOMON ISLANDS
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
5Moz
TOLUKUMA
MISIMA
5Moz
GOLD RIDGE
>2Moz
VATUKOULA
>8Moz
Tonga Trench
North Fiji Fracture Zone
VANUATU
New Hebrides Trench
FIJI
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)
3

ALLIED GOLD PRECINCT


Tabar Islands
Bismarck Sea
New Ireland
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
N
AUSTRALIA


LIHIR GOLD MINE
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Fendi islands
Bismarck Sea
NEW BRITAIN
Solomon Sea
N

Allied Gold Portfolio

GOLD PRODUCTION	• Simberi Oxides current production of 80,000 to 100,000 ounces per annum • Current mine life of 8.2 years + • Target cash costs < US$375 per ounce
DEVELOPMENT PORTFOLIO	• Simberi Sulphides 70,000 to 100,000 ounces per annum • BFS to be completed by December 2009
EXPLORATION PORTFOLIO	• Simberi oxide and sulphide mineralisation not yet fully defined • Barrick Farm-In agreement • Mapimi (Mexico)
INDUSTRY CONSOLIDATION	• Assessing opportunities to acquire projects with embedded long term value • Well placed to participate in global industry consolidation
TARGETED PRODUCTION	• Target production by 2012 of approximately 300,000 ounces per annum through organic and acquisition growth

Production Profile



Production - ounces
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2008
2009
2010
2011
2012
2013
2014
Other
Tabar
Sulphide
Oxide

Resource Profile



Resource ounces (thousands)
6,000
5,000
4,000
3,000
2,000
1,000
0
ALD Acquisition
1981
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

MILESTONES

Date	Milestone
1981	Nord Resources acquires EL609
1996	Feasibility study to mine oxides
2003	Allied acquires Nord, undertakes bankable feasibility
2006	Allied Board approves Oxide Project
Feb 2008	First gold poured
Mar 2008	Barrick farm-in agreement announced
Aug 2008	Barrick begins activity on EL609
Oct 2008	Resource upgrade announced
Jan 2009	Sulphide feasibility study announced
Mar 2009	Project Financing repaid
May 2009	expected 100,000th oxide oz of production
Dec 2009	Sulphide BFS completed
2010 onwards	Accelerate growth initiatives

Project Synopsis – Oxide Plant

Original Project Synopsis – Life of Mine

Parameter	Unit of Measure	Result
Ore processed	Millions of tons	17.8
Gold produced	Ounces	692,000
Average grade	Grams / ton	1.37
Average recovery	%	84
Mining rate	Millions of tons p.a.	2.2
Mine life	Years	8.2
Average annual gold production	Ounces	84,000

Project Synopsis – Key Features

- Innovative ore delivery system (aerial rope conveyor)
- Scaleable to accommodate oxide expansion or leverage sulphide circuit (potential)
- Self sustaining approach to logistics and support infrastructure
- Actual capex of AUD94 million compared to initial forecast of AUD 80 million
- First gold pour February 2008 compared to initial forecast of December 2007

Project Performance – Key Metrics

Parameter	Unit of measure	Feb to Dec 2008 Actual	Jan to June 2009 Estimated	July to Dec2009 Estimated
Waste mined	tonnes	187,209	176,675	262,000
Ore mined	tonnes	1,261,581	946,435	1,197,000
Ore processed	tonnes	1,179,323	971,976	1,026,000
Grade	g/t gold	2.28	1.57	1.55
Recovery	%	83	81	86
Gold produced	ounces	71,699	39,630	44,006
Average cash cost	AUD / oz	593	650	556
Average cash cost	USD / oz	424	455	389
Gold sold	ounces	59,425	41,369	44,006
Average sale price	AUD / oz	1,053	1,150	1,150
Average sale price	USD / oz	753	805	805

AUD$ revenue and costs per ounce


1,400
1,200
1,000
800
600
400
200
-
Q1 2009 (A)
Q2 2009 (A)
Q3 2009 (F)
Q4 2009 (F)
Corporate and other costs
Non cash cost
Cash cost
Revenue

Cash Cost Initiatives

- Workforce optimisation
  - Roster optimisation in progress
  - FIFO Travel - charter expected to commence April 2009
  - Focus on local workforce training programs
- Further Plant Optimisation
  - thickener scoping study in progress
  - In pit crushing capability
- Reagent consumption
  - freshwater initiatives commenced with positive results
- Fuel
  - natural reduction in global fuel price but partially offset by FX
  - HFO scoping study in progress

Capital and Exploration Expenditure

- Exploration budget ≈ A$ 6 million p.a.
- Sustaining capital expenditure ≈ A$ 4 million p.a.
- Improving capital expenditure ≈ A$ 4 million for 2009/10.
- Sulphide BFS between A$ 5 million and A$ 10 million.

Allied Gold continuing reinvestment into the project.

Development

- Sulphide Expansion Project
  - Current Scoping Study focused on the Pigiput mineralisation
  - BFS due December 2009
  - Epithermal gold mineralisation pyrite hosted
  - Estimated annual production 70,000 to100,000 oz by December 2011

- Synergy on existing infrastructure (development and operations derisked)

Initial Conceptual Pit Design


OXIDE
SULPHIDE

Exploration






Legend
Prospect
Road
EL609
ML136
Simberi
Island
SOROWAR
PATAN
PIGIPUT
ADORA
BEKOU
SAMAT

Simberi Material all Deposits	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	9.73	1.36	425	18.71	1.06	637	7.61	1.06	260	36.04	1.14	1322
Transitional	0.60	1.18	23	1.41	1.15	52	0.65	1.03	22	2.66	1.13	96
Sulphide	1.30	0.93	39	6.92	0.92	205	40.54	1.24	1622	48.76	1.19	1867
Total Resource	**11.63**	**1.30**	**487**	**27.04**	**1.03**	**894**	**48.80**	**1.21**	**1904**	**87.46**	**1.17**	**3285**



Simberi Resource Profile
ALD Acquisition
6000
5000
4000
3000
2000
1000
0
1981
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Simberi mineralisation types:

- **Oxide material** - extremely weathered (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff
- **Transitional material** – distinctly weathered (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff
- **Sulphide material** - Slightly weathered to fresh (cyanide leach recoveries generally, <10% to 50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

NB. Includes 8.4mt at 2.7 g/t Au Inferred Sulphide (refractory-type) outside Sorowar and 17.0mt at 0.9 g/t Au Inferred with some Measured and Indicated Sulphide (refractory-type) at Sorowar.

Other information:

- **Exploration cost per oz for recent resource upgrades was US$ 2.00p/oz**
- Doubling of resource ounces since acquisition by ALD
- Track record in delivering ounces

SOROWAR EXPLORATION FOOTPRINT



2006 & 2008 Sorowar Resource Footprints
210500 N
2006 envelope
210000 N
209500 N
2008 envelope
209000 N

Figure 3

SIMBERI OXIDE DEPOSITS


Total Reserves & In-pit Resources 785koz Au
Sorowar 590koz (13.60Mt @ 1.35g/t Au)
Pigibo 64koz (1.91Mt @ 1.05g/t Au)
Pigiput 24koz (0.57Mt @ 1.31g/t Au)
Botlu 41koz (0.92Mt @ 1.40g/t Au)
Samat North 20koz (0.24Mt @ 1.43g/t Au)
Samat East 15koz (0.32Mt @ 1.43g/t Au)
Samat South 31koz (0.27Mt @ 4.28g/t Au)

SIMBERI SULPHIDES DEPOSITS



Simberi Sulphides
Sorowar 1083koz
(38.10Mt @ 0.88 g/t Au)
Pigibo 68Koz
(1.40Mt @ 1.50g/t AU)
Botlu 87koz
(1.5Mt @ 1.80g/t Au)
Pigiput 484koz
(470Mt @ 3.20g/t Au)
Pigicow 81koz
(2.0Mt @ 1.26g/t Au)
Samat North 10koz
(0.06Mt @ 5.40g/t Au)
Bekou 42koz
(0.94Mt @ 1.40 g/t Au)
Samat South 11koz
(0.06Mt @ 5.60g/t Au)
N
500
metres

Barrick Farm In

Summary of key terms

- Letter of Intent signed March 2009
- Barrick committed to minimum expenditure of AUD2 million in the first two years
- Barrick required to sole fund A$ 8 million within four years to earn a 51% interest
- Barrick can increase to 70% if it spends a further A$ 12 million in the next 4 year period
- If Barrick withdraws before earning a 51% interest, it retains no interest in the venture
- Barrick subscribed for 17,647,057 ALD shares at A$ 0.85 per share – an injection of AUD15 million into ALD
- Sole mining risk and buy back provision prescribed in the agreement for ALD

Barrick Farm In







Corporate

- Cash at bank – AUD30 million
- 4 year USD19.6 million debt facility fully repaid almost 2 years ahead of schedule
- No bank debt
- Strong and supportive shareholder base – recent equity raising oversubscribed

Hedging Profile

Calendar Year	Estimated Production	Fixed US$ 700	Production With Price Participation	Price Participation		
				Bought Put Options $700	Ounces Deliverable At Spot Price	TOTAL
2009 Remaining	66,369	31,068	35,301	31,068	4,233	**35,301**
2010	85,000	39,220	45,780	39,748	6,560	**45,780**
2011	85,000	-	85,000	-	85,000	**85,000**
TOTAL	**236,369**	**70,288**	**166,081**	**70,288**	**95,793**	**166,081**



Thousands of ounces
90
80
70
60
50
40
30
20
10
0
2009 Rem
2010
2011
Hedged @ US$700
Production

** Assumes Simberi Oxide Production Only*

Conclusion

PRODUCER	• Emerging gold producer with low cost and long mine life profile • Current production of 80,000 to 100,000 oz p.a • Operating costs yet to be fully optimised • Significant gold price participation
DEVELOPMENT	• Sulphides provide organic growth potential of further 70,000 to 100,000 oz p.a • BFS to be completed by December 2009 • Capex projects to deliver productivity benefits
EXPLORATION	• Proven exploration record in one of the world's most prospective gold regions provides near term organic production growth • Significant exploration upside via Simberi Island and Barrick Farm-In agreement
GOLD SECTOR	• Assessing opportunities to acquire projects with embedded long term value • Well placed to participate in global industry consolidation
CAPABILITY	• Self sustaining approach • Proven project delivery capability in challenging environments • Committed Board & Management Team




